03007111

PT Multimedia

March 3, 2003

RECD S.E.C.
MAR 3 - 2003
1086

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's 2002 year-end results.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Enclosure

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL

Multimedia

PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Collective Person no. 504 453 513
Registered in the Lisbon Registrar of Companies under no. 8357
Share Capital: 78,448,464 Euros

MATERIAL EVENT

PT MULTIMEDIA reports audited 2002 year end results

Lisbon, Portugal, February 28, 2003 – PT Multimedia today announced its 2002 year end audited results. Consolidated revenues amounted to EUR 676 million, whilst consolidated EBITDA reached EUR 76 million, which compares with consolidated EBITDA of EUR 43 million in 2001.

PT Multimedia's results in 2002 reflect a substantial growth in its activity and profitability, particularly, if we exclude PTM.com and Deltapress from PT Multimedia's 2001 and 2002 consolidated results, so as to reflect the existing group structure:

- Growth in the excess of 20% in the total number of subscribers:
  - Pay-TV subscribers: up 13% to 1,307 thousand subscribers;
  - Premium products subscribers: up 24% to 916 thousand subscribers;
  - Broadband Internet Access subscribers: up 126% to 140 thousand subscribers;
- Increase of 17% in consolidated revenues when compared with 2001;
- Growth of 40% in consolidated EBITDA and a 12.7% EBITDA margin;
- Positive operating revenues for the first time;
- Positive consolidated operating cash-flow (EBITDA minus CAPEX) also for the first time;
- Net Loss of EUR 135 million reflecting the goodwill amortization in the amount of EUR 39 million and EUR 25 million in interest expenses.
- Restructured balance sheet with a consolidated debt of EUR 158, a reduction of EUR 617 million from year end 2001;
- An extraordinary amortization of the goodwill related with Lusomundo's acquisition in the amount of EUR 337 million, which was due to the change in the accounting policy for assessing the fair value of PT Multimedia's financial investments, which was recorded as a reduction in the company's share capital according to the International Accounting Standards.

INDEX

CONTACTS

Luís Pacheco de Melo – Chief Financial Officer

Phone: 21 782 47 03
Fax: 21 782 47 47

E-mail: lmelo@pt-multimedia.pt or ir@pt-multimedia.pt

This is information is also available in www.pt-multimedia.pt

NOTE

As of March 31st, 2003 PT Multimedia will report its financial information in three main business areas: Cable, Audiovisual and Media, following the organizational restructuring being implemented.

1. KEY HIGHLIGHTS

1.1. Financial Results[1]

(thousand euros)	2001	2002	% Chg. 2002/2001	Pro-Forma 2001	Pro-Forma 2002	% Chg. 2002/2001
Revenues						
TV Cabo	278.264	364.189	30,9%	278.264	364.189	30,9%
Lusomundo	291.056	255.528	-12,2%	250.181	255.528	2,1%
PTM.com	58.227	58.765	n.m.	-	-	-
Other Revenues, Adjustments and Holding	(1.607)	(2.071)	-28,9%	1.978	3.041	53,8%
Total	**625.940**	**676.412**	**8,1%**	**530.423**	**622.758**	**17,4%**
EBITDA						
TV Cabo	40.571	71.009	75,0%	40.571	71.009	75,0%
Lusomundo	23.300	10.966	-52,9%	24.379	10.966	-55,0%
PTM.com	(12.849)	(3.143)	n.m.	-	-	-
Adjustments and Holding	(8.506)	(2.884)	66,1%	(8.507)	(2.881)	66,1%
Total	**42.516**	**75.949**	**78,6%**	**56.443**	**79.094**	**40,1%**
EBIT	**(26.328)**	**(5.539)**	**79,0%**	**(652)**	**6.003**	**n.m.**
Consolidated Net Income /(Loss)	**(91.179)**	**(134.453)**	**-47,5%**	**(91.179)**	**(134.453)**	**-47,5%**
Investments, of which:	**991.474**	**109.362**	**-89,0%**	**616.537**	**98.309**	**-84,1%**
CAPEX	137.578	84.826	-38,3%	121.452	78.951	-35,0%
Financial	853.896	24.536	-97,1%	495.085	19.358	-96,1%
EBITDA -CAPEX	**(95.062)**	**(8.877)**	**90,7%**	**(65.009)**	**143**	**n.m.**
Debt	**775.232**	**157.952**	**-79,6%**	**-**	**-**	**-**
EBITDA Margin	**6,8%**	**11,2%**	**4,4 p.p.**	**10,6%**	**12,7%**	**2,1 p.p.**

- **Consolidated Revenues: EUR 622.8 million,** a 17.4% growth when compared with figures for 2001 (excluding Deltapress and PTM.com from the consolidation);
  - **TV Cabo's Revenues: EUR 364.2 million**, 30.9% up from EUR 278.3 million in 2001;
  - **Lusomundo's Revenues: EUR 255.5 million**, a 2.1% increase when compared with 2001 (excluding Deltapress from the consolidation). The performance of Lusomundo's revenues was once again restrained by the decrease in advertising spend, and favourably influenced by the audiovisuals division, namely by the performance of the videogames segment;
- **Consolidated EBITDA: EUR 79.1 million,** a 40.1% growth when compared with figures for 2001 (excluding Deltapress and PTM.com from the consolidation);
  - **TV Cabo's EBITDA: EUR 71.0 million**, a 75.0% increase when compared with 2001 and an EBITDA margin of 19.5%. TV Cabo's EBITDA in the last quarter of 2002 exceeded 22%;
  - **Lusomundo's EBITDA: EUR 11.0 million,** which compares with EUR 24.4 million for 2001 (excluding Deltapress from the consolidation). Lusomundo's EBITDA decreased due to the EUR 12.9 million drop in advertising revenues in the media segment and the combined effect of the decrease in the number of tickets sold and the increase in costs associated with the opening of new screens, which has negatively affected the cinema exhibition's performance;
- **Consolidated EBIT: for the first time positive EUR 6.0 million** (excluding PTM.com and Deltapress);
- **Net Loss: EUR 134.5 million,** which compares with EUR 91.2 million in 2001. Net Loss for 2001 reflected an extraordinary gain of EUR 44 million related to the exchange of PT Multimedia's 100% stake in Zip.net for a 17.94% stake in UOL. Furthermore, Net Loss for 2002 was affected by the recognition of costs in the amount of EUR 15.2 million related to the restructuring plan initiated during the second half of 2002;

[1] On the last quarter of 2002, following the agreement announced on October 17, 2002, PTM.com and all of its subsidiaries were excluded from PT Multimedia's consolidated results, since PTM.com was sold to Portugal Telecom together with PT Multimedia's stake in Páginas Amarelas (24.75%) and Sportinveste Multimédia (50%). However, PTM.com and its subsidiaries' revenues and expenses were fully consolidated until September 30, 2002. In addition, Deltapress was excluded from PT Multimédia's consolidation, because Lusomundo, on June 20, 2002, sold its 79.5% stake in Deltapress to VASP and subscribed to a third of VASP's share capital, pursuant to the terms of an agreement signed in October 2001 with Impresa and Cofina. Deltapress' net loss during the first half of 2002 was recorded by the equity method of accounting. PT Multimedia consolidates VASP by the equity method of accounting.

- **PT Multimedia's Consolidated debt: EUR 158.0 million**, a 617.3 million decrease compared with December 2001.
- In 2002, PT Multimedia changed its accounting policy for assessing the fair value of its financial investments, including goodwill. In previous years, the Company assessed the fair value of its financial investments based on the sum of the previsional non-discounted cash flows. In 2002, the company started to measure these based on the sum of previsional discounted cash flows. Accordingly, a EUR 337.0 million difference between Lusomundo's fair value and its respective book value including goodwill was found. Due to this difference there was an extraordinary amortization, booked as a reduction in the Company's share capital, according to the International Accounting Standards.
- **CAPEX: a 35% reduction to EUR 79.0 million,** reflecting prioritization and cutback measures in place;
- **Employees:** the number of employees decreased from 3.077 in 2001 to 2.849 in December of 2002 (excluding PTM.com and Deltapress).

1.2. TV Cabo

Pay-TV

Pay TV	2001	2002	% Chg. 2002/2001
Homes passed ('000)	2.286	2.390	4,6%
Homes with two-way capacity ('000)	1.439	2.048	42,3%
Subscribers ('000)	1.160	1.307	12,7%
Cable	936	1.017	8,7%
DTH	224	290	29,5%
Premium Subscriptions ('000)	735	916	24,6%
Sports	335	400	19,4%
Movies	173	192	10,9%
Adult	46	54	16,5%
Other	181	270	49,3%
Penetration rate (Cable)	45,2%	46,9%	1,7 p.p.
Pay to basic ratio	63,4%	70,0%	6,7 p.p.
ARPU (EUR)	18,2	19,0	4,4%

- **Number of homes passed: 2.39 million**, 2.05 million of which have two-way capability;
- **Cable and DTH subscribers: 1,307 thousand**, a 12.7% growth (147 thousand new clients) when compared with year end 2001. In the last semester of 2002, 76 thousand new clients were added. At the end of 2002, TV Cabo's market share in the pay-TV business was 83,8% an increase of 0,5 p.p when compared with September of 2002;
- **Cable TV subscribers: 1,017 thousand**, which corresponds to a 8.7% increase (81 thousand new clients) when compared with year end 2001;
- **DTH subscribers: 290 thousand**, a 29.5% growth when compared with 2001;
- **Premium channel subscribers: 916 thousand**, a 24.6% increase when compared with 2001. This growth was mainly due to the evolution in the number of Sport TV subscribers. The total number of Sport TV subscribers increased 19.4%, mainly, on the back of the broadcast on an almost exclusive basis of the 2002 FIFA World Cup and of the introduction in Cable Pay-TV of the Super Sport TV package, already offered on the DTH network. The pay-to-basic ratio reached 70.0%;
- **Pay-TV ARPU: EUR 19.0**, a 4.4% growth when compared with 2001.

Broadband Internet Access Service

Broadband Internet	2001	2002	% Chg. 2002/2001
Subscribers ('000)	62	140	125,8%
Pentration rate (Internet Cl./Basic Cl.)	6,6%	13,8%	7,2 p.p.
ARPU (Euros)	30,0	31,3	4,3%

- **Number of broadband Internet access via cable subscribers: 140 thousand**, which is more than twice the number of subscribers in 2001. After the second half of 2002, in which competition increased significantly with the launch of several ADSL offers, the NetCabo service added 45 thousand new subscribers, which compares with the net addition of 33 thousand new subscribers during the first half of 2002;
- **Penetration rate on cable TV subscribers: 13.8%** a significant increase from 6.6% at the end of 2001;
- **Broadband Internet ARPU: EUR 31.3**, a 4.3% growth when compared with 2001.

1.3. Lusomundo

Audiovisuals	2001	2002	% Chg. 2002/2001
Tickets Sold ('000)	8.582	8.119	-5,4%
Lusomundo Cinemas	1.894	1.725	-8,9%
Warner Lusomundo - Portugal	6.688	6.393	-4,4%
Average Attendance Rates			
Lusomundo Cinemas	21,2%	19,0%	-2,2 p.p.
Warner Lusomundo - Portugal	23,0%	22,0%	-1,0 p.p.

Audiovisuals - Cinema Exhibition

- **Opening of 12 new screens**: in September 2002, Warner-Lusomundo opened a new multiplex (Forum Almada) with 2,800 seats. Lusomundo's Portuguese movie theatres circuit now has 130 screens and more than 24 thousand seats;
- **Tickets sold in Portugal: 8.1 million,** a 5.4% decrease when compared with 2001, in part due to the fact that the films released during 2002 were less popular than those released during 2001. Additionally, the negative effect of the unfavourable economic environment on consumption started to impact cinema attendance, as has already happened in other markets in Southern Europe;
- **Tickets sold in Spain: 6.8 million**, a 12.2% growth when compared with 2001, due to the opening of the Oviedo multiplex in 2001, the opening of the Valencia multiplex in the first quarter of 2002 and the opening of the Las Palmas multiplex in the second quarter of 2002. If we exclude the effect of the opening of the Oviedo, Valencia and Las Palmas multiplexes, the number of tickets sold decreased approximately 6.7%, as a result of the opening of new movie theatres by our competitors, and the decrease of 18% in the total number of cinema admissions in Spain.

Audiovisuals – Film Distribution

- During 2002, Lusomundo launched 75 new titles (17 in the last quarter), which brought around 7.8 million admissions to Portuguese movie theatres. Among the new titles, were "A Beautiful Mind", "Asterix & Obelix – Mission Cleopatra", "Vanilla Sky", "Monsters, Inc", "40 Days & 40 Nights", and "Red Dragon", which alone attracted 2.6 million viewers;
- During this period, Lusomundo distributed four of the top ten movies in Portugal.

Audiovisuals – Video and Videogames

- **Video revenues: growth of 4.3%** when compared with 2001. If we exclude the Warner Catalogue from 2001 results, sales posted a 36.9% growth, mostly due to the very positive performance of independent producers (+87%) and the Buena Vista catalogue (+33%).
- **Game Consoles: more than 108 thousand Playstation2s,** have been sold in 2002, and more than 18 thousand PSOnes (which makes PSOne the second best sold game console in the market). At the end of 2002, more than 170 thousand Playstation2s were installed in Portugal;

Media

NEWSPAPERS - Average Circulation per Edition		
Newspapers	**2001**	**2002**
Jornal de Notícias	106.978	108.528
Diário de Notícias	61.119	53.720
24H	32.061	39.457

- **Jornal de Notícias (JN):** maintained its leading position in the general press segment. During 2002, JN's average daily circulation reached 108.5 thousand copies, a 1.4% increase over figures for 2001, thus reversing the downward trend shown during the first nine months of 2002. In the end of 2002, Jornal de Notícias' Sunday edition reached higher circulation levels than those achieved by any weekly newspaper;
- **Diário de Notícias (DN):** in 2002, DN posted a 12% decrease in daily circulation levels in 2002 when compared with 2001. In order to increase the loyalty of its readers and to re-establish its leadership among daily newspapers, an updated Diário de Notícias (in terms of graphics and editorial content) was launched in January of 2003;
- **24 Horas:** continued to post a rapid and significant increase in the average daily circulation levels (23% when compared with the same period last year) mostly due to content alterations in order to better meet the demands of its target audience;

MAGAZINES - Average Circulation per Edition		
Magazine	**2001**	**2002**
Grande Reportagem	19.892	18.373
Evasões	24.482	20.526
Volta ao Mundo	30.298	34.601
National Geographic Magazine	79.673	83.313

- **Portuguese edition of the National Geographic Magazine:** reached an average circulation in excess of 83 thousand copies in 2002, a 12% growth when compared with figures for 2001 (excluding the promotional first edition);
- **Volta ao Mundo:** average circulation exceeded the 34 thousand copies, a 14.2% growth when compared with 2001;
- **Grande Reportagem:** editorial and graphic update of the magazine that resulted in a substantial circulation increase since July;
- **Launch of the official Playstation2 magazine:** launched in September 2002, this magazine, targeted at videogames fans, was largely accepted, with circulation levels of around 20 thousand copies.

2. MAIN DEVELOPMENTS SINCE SEPTEMBER 2002

- On October 17, 2002 PT Multimedia announced an agreement that allowed it to restructure its balance sheet, thus reducing its debt and related interest by EUR 600 million and goodwill by EUR 207 million, through the sale to Portugal Telecom, SGPS, S.A., (PT) of its interest in PT Multimedia.com (100%), Páginas Amarelas (24.75%), and Sportinveste Multimédia (50%).

  The aggregate consideration for the sale of the equity in these three companies, as well as the contents and rights owned by them, amounted to EUR 199 million. Additionally PT acquired at a book value of EUR 401 million the shareholder loans and additional capital contributions that PT Multimedia had extended to PT Multimedia.com and Sportinveste Multimédia.

- Since October 18, 2002, as a result of the fact that the court decisions upholding the withdrawal of the claims filed in order to declare null and void PT Multimedia's shareholder resolutions approving of the Company's last three share capital increases became final and effective, the PTMZ, PTMX, PTMY and PTMW classes of PT Multimedia's shares have been fungible with the PTM class of shares. Therefore, since October 18, 2002, all PT Multimedia's ordinary shares have been traded as PTM shares.

- On October 31, 2002, PT Multimedia announced the approval of the merger of TV Cabo Lisboa, S.A., TV Cabo Tejo S.A, TV Cabo Mondego, S.A., TV Cabo Porto, S.A., TV Cabo Douro, S.A., TV Cabo Sado, S.A., TV Cabo Guadiana, S.A. e TV Cabo Interactiva, S.A. into CATVP - TV Cabo Portugal, S.A.. This merger consisted of an incorporation into CATVP - TV Cabo Portugal, S.A. of companies already owned by PT Multimedia and took place by transferring these companies' net assets to CATVP - TV Cabo Portugal, S.A.. The legal merger became definitive on January 30, 2003, complementing the operational merger of those companies, which had been implemented since July 2002.

3. OVERALL FINANCIAL REVIEW

3.1. Consolidated Financial Results

During the last quarter of 2002, following the sale of PT Multimedia's stake in PTM.com (100%), Páginas Amarelas (24.75%) and Sportinveste Multimédia (50%) which was announced on October 17, 2002, PTM.com and its subsidiaries were excluded from PT Multimedia's consolidated results. However, PTM.com and its subsidiaries' revenues and expenses were fully consolidated until September 30, 2002.

In addition, Deltapress was excluded from PT Multimedia's consolidation, because Lusomundo, in June 20, 2002, sold its 79.5% stake in Deltapress to VASP and subscribed to a third of VASP's share capital, pursuant to the terms of an agreement signed in October 2001 with Impresa and Cofina. Deltapress' net loss during the first half of 2002 was accounted for under the equity method. PT Multimedia consolidates VASP by the equity method.

For a more accurate analysis, comparisons between the results for 2001 and the results for 2002 are based on a pro-forma Income Statement that excludes Deltapress and PTM.com from PT Multimedia's full consolidation.

(thousand euros)	2001	2002	% Chg. 2002/2001	Pro-Forma 2001	Pro-Forma 2002	% Chg. 2002/2001
Revenues						
TV Cabo	278.264	364.189	30,9%	278.264	364.189	30,9%
Lusomundo	291.056	255.528	-12,2%	250.181	255.528	2,1%
Audiovisuals	*109.873*	*119.082*	*8,4%*	*109.873*	*119.082*	*8,4%*
Media	*139.011*	*135.684*	*-2,4%*	*139.011*	*135.684*	*-2,4%*
Services	*43.305*	*10.907*	*-74,8%*	*8.919*	*10.907*	*22,3%*
Adjustments and Holding	*(1.133)*	*(10.144)*	*-795,3%*	*(7.622)*	*(10.144)*	*-33,1%*
PTM.com	58.227	58.765	n.m.	-	-	-
Other Revenues, Adjustments and Holding	(1.607)	(2.071)	-28,9%	1.978	3.041	53,8%
Total	**625.940**	**676.412**	**8,1%**	**530.423**	**622.758**	**17,4%**
EBITDA						
TV Cabo	40.571	71.009	75,0%	40.571	71.009	75,0%
Lusomundo	23.300	10.966	-52,9%	24.379	10.966	-55,0%
Audiovisuals	*14.027*	*12.509*	*-10,8%*	*14.027*	*12.509*	*-10,8%*
Media	*9.940*	*726*	*-92,7%*	*9.940*	*726*	*-92,7%*
Services	*560*	*3.555*	*534,9%*	*1.642*	*3.555*	*116,5%*
Adjustments and Holding	*(1.227)*	*(5.824)*	*-374,6%*	*(1.230)*	*(5.824)*	*-373,3%*
PTM.com	(12.849)	(3.143)	n.m.	-	-	-
Adjustments and Holding	(8.506)	(2.884)	66,1%	(8.507)	(2.881)	66,1%
Total	**42.516**	**75.949**	**78,6%**	**56.443**	**79.094**	**40,1%**
EBIT	**(26.328)**	**(5.539)**	**79,0%**	**(652)**	**6.003**	**n.m.**
Interest and other financial expenses	(40.285)	(47.928)	-19,0%	(39.284)	(27.145)	30,9%
Interest and other financial income	11.922	12.401	4,0%	12.648	10.450	-17,4%
Equity in earnings (losses) of investees	(15.855)	(21.591)	-36,2%	(19.362)	(81.398)	-320,4%
Amortization of goodwill	(46.422)	(47.229)	-1,7%	(32.370)	(38.766)	-19,8%
Work force reduction program costs	-	(16.372)	-	-	(16.372)	-
Other non-operating income (losses), net	21.527	(14.864)	n.m.	(12.901)	6.106	147,3%
Income /(Loss) Before Income Tax	**(95.441)**	**(141.122)**	**-47,9%**	**(91.920)**	**(141.122)**	**-53,5%**
Consolidated Net Loss Before Minority Interests	**(97.673)**	**11.513**	**111,8%**	**(94.562)**	**(136.886)**	**-44,8%**
Consolidated Net Income /(Loss)	**(91.179)**	**(134.453)**	**-47,5%**	**(91.179)**	**(134.453)**	**-47,5%**
Investments, of which:	**991.474**	**109.362**	**-89,0%**	**616.537**	**98.309**	**-84,1%**
CAPEX	137.578	84.826	-38,3%	121.452	78.951	-35,0%
Financial	853.896	24.536	-97,1%	495.085	19.358	-96,1%
EBITDA -CAPEX	**(95.062)**	**(8.877)**	**90,7%**	**(65.009)**	**143**	**n.m.**
Debt	**775.232**	**157.952**	**-79,6%**	-	-	-
EBITDA Margin	**6,8%**	**11,2%**	**4,4 p.p.**	**10,6%**	**12,7%**	**2,1 p.p.**

During 2002, PT Multimedia's consolidated operating revenues reached EUR 622.8 million, a 17.4% increase over figures for 2001 (excluding PTM.com and Deltapress). This performance was achieved in an unfavourable economic environment, since in 2002 the downward trend in the Portuguese economy that was experienced in 2001 was further increased, with a significant impact on the media business segment due to the decrease in advertising spend.

TV Cabo's revenues continued to post strong growth and accounted for 58.5% of total revenues, while Lusomundo's revenues represented 41.0%.

EBITDA reached EUR 79.1 million, a 40.1% increase over pro-forma figures for 2001. This increase was achieved mostly due to the performance of TV Cabo, whose EBITDA grew by more than 75%, reaching EUR 71.0 million. Lusomundo obtained a positive EBITDA in the amount of EUR 11.0 million, reflecting the decrease in advertising spend in the media business.

PT Multimedia posted positive pro-forma Operating Result for the first time in its history.

In 2002 PT Multimedia experienced a Consolidated Net Loss in the amount of EUR 134.5 million, which compares with EUR 91.2 million in 2001.

In spite of its positive Operating Result in 2002, PT Multimedia posted a higher Net Loss than in 2001, mostly due to the following factors:

- Net Loss for 2001 included an extraordinary gain in the amount of EUR 44 million, resulting from the exchange of Zip.net shares for UOL shares;
- During 2002, PT Multimedia recorded restructuring costs in the amount of EUR 15.2 million. This restructuring plan began to be implemented during the second half of 2002.
- In 2002, a provision of EUR 20.9 million was accounted for to cover the devaluation risk associated with certain assets held by PTM.com's subsidiaries in Brazil.

3.2. Consolidated Debt

Consolideted Debt Structure (thousands of Euros)	31-Dec-01	Pro-Forma 30-Set-02	31-Dec-02
Short Term Debt	**57.432**	**35.139**	**28.687**
Overdrafts and Bank Loans	40.432	27.639	12.687
Commercial Paper	17.000	7.500	16.000
Medium and Long Term Debt	**717.800**	**134.050**	**129.265**
Shareholder Loans	677.776	67.035	67.257
Commercial Paper	39.988	67.000	62.000
Bank Loans	36	15	8
Total Debt	**775.232**	**169.189**	**157.952**
Cash and Cash Equivalents	**33.238**	**24.669**	**20.167**
Consolidated Net Debt	**741.994**	**144.520**	**137.785**

** These figures take into account the sale of the stakes in PTM.com (100%), Páginas Amarelas (24.75%) and Sportinveste Multimedia (50%), as well as the shareholder loans and additional capital contributions that PT Multimedia had extended to these subsidiaries.*

As of December 31, 2002, PT Multimedia's consolidated debt was EUR 158.0 million, a EUR 617.3 million decrease when compared with that as of December 2001.

As discussed above, PT Multimedia sold its stakes in PTM.com (100%), Páginas Amarelas (24.75%) and Sportinveste Multimédia (50%), with effects as of September 30, 2002, as well as the shareholder loans and additional capital contributions that PT Multimedia had extended to these subsidiaries. Following this transaction, PT's shareholder loans to PT Multimedia were reduced by EUR 537.6 million, and EUR 62.4 million in accrued interest on existing debt was paid off.

3.3. Investment

Total investment during 2002 reached EUR 98.3 million. Financial investments amounted to EUR 19.4 million, mainly resulting from the acquisition of the remaining 4,186,593 PTM.com shares (EUR 8.1 million), and from the participation in the share capital increase of Sport TV (EUR 1.7 million) and VASP (EUR 3.5 million). The latter allowed Lusomundo to hold a 33.33% stake in this company's share capital.

Total Invesment (thousands of Euros)	2001	2002	% Chg. 2001/2002	Pro-forma 2001	Pro-forma 2002	% Chg. 2001/2002
TV Cabo	106.437	62.784	-41,0%	106.437	62.784	-41,0%
Lusomundo	13.036	19.186	47,2%	13.036	19.186	47,2%
PTM.com	374.937	11.053	-97,1%	-	-	-
Other	497.064	16.339	-96,7%	497.064	16.339	-96,7%
Total	**991.474**	**109.362**	**-89,0%**	**616.537**	**98.309**	**-84,1%**

CAPEX during 2002 reached EUR 79.0 million, a 35.0% decrease when compared with last year. Additionally, CAPEX weight as a percentage of revenues decreased from 22.9% in 2001 to only 12.7% in 2002.

Capital expenditures in 2002 were made primarily to expand TV Cabo's network, update Jornal de Notícias and Diário de Notícias' editorial system, as well as to open 12 new cinema theatres in Almada.

The breakdown of CAPEX by business line is set out below:

CAPEX (thousands of Euros)	2001	2002	% Chg. 2001/2002	Pro-forma 2001	Pro-forma 2002	% Chg. 2001/2002
TV Cabo	106.437	62.784	-41,0%	106.437	62.784	-41,0%
Lusomundo	9.647	15.292	58,5%	9.647	15.292	58,5%
PTM.com	16.126	5.875	-63,6%	-	-	-
Other	5.368	875	-83,7%	5.368	875	-83,7%
Total	**137.578**	**84.826**	**-38,3%**	**121.452**	**78.951**	**-35,0%**
CAPEX/Revenues (%)	**22,0%**	**12,5%**	**-9,5 p.p.**	**22,9%**	**12,7%**	**-10,2 p.p.**

3.4. TV Cabo

TV CABO (thousands of Euros)	2001	2002	% Chg. 2002/2001
Operating Revenues	**278.264**	**364.189**	**30,9%**
Services rendered	266.475	351.971	32,1%
Sales of merchandise and products	11.789	12.218	3,6%
Operating Costs and Expenses	**281.094**	**351.439**	**25,0%**
Wages and salaries*	32.459	28.237	-13,0%
Costs of telecommunications	21.344	24.457	14,6%
Programming costs	94.583	120.040	26,9%
Network maintenance and repairs*	5.209	11.308	117,1%
Marketing and publicity	13.591	7.837	-42,3%
Other general and administrative	61.318	82.539	34,6%
Costs of products sold	12.514	13.819	10,4%
Depreciation and amortization	43.401	58.259	34,2%
Provisions for doubtful receivables	3.894	9.179	135,7%
Taxes other than income taxes	1.396	1.582	13,3%
Other net operating income	(8.615)	(5.818)	32,5%
Operating Income/(Loss)	**(2.830)**	**12.750**	**n.m.**
Income/(Loss) Before Income Tax	**(8.261)**	**10.105**	**n.m.**
Income/(Loss) Before Minoritary Interestes	**(11.238)**	**6.269**	**n.m.**
Net Income/(Loss)	**(12.378)**	**5.093**	**n.m.**
EBITDA	**40.571**	**71.009**	**75,0%**
EBITDA Margin	**14,6%**	**19,5%**	**4,9 p.p.**

** In order to adopt the same rules Portugal Telecom uses in the preparation of its financial statements in accordance with international standards, PT Multimedia now includes the costs with temporary labour force under the caption "Other general and administrative", instead of under the caption "Wages and salaries". With that same objective, we have joined under the caption "Maintenance and Repairs" the general costs of maintenance and repairs previously included in "Other general and administrative", and the network's maintenance and repairs, previously included under an separate caption.*
Therefore, in order to allow for an analysis of TV Cabo's cost structure evolution, in the 2001 accounts, the costs associated with temporary labour force were reclassified from "Wages and salaries" to "Other general and administrative" and the general costs of maintenance and repairs were, also, reclassified to "Maintenance and Repairs".

In 2002 TV Cabo's operating revenues amounted to EUR 364.2 million, a 30.9% increase over the EUR 278.3 million in 2001. This increase is a result of the combined effect of the following factors:

- Sustained growth in the number of Pay-TV subscribers (12.7%) coupled with an ARPU increase, resulting from the 6.6 p.p. increase in the pay-to-basic ratio;
- Strong growth in the Internet business segment, whose revenues reached around EUR 38.0 million, a 153% increase when compared with 2001;
- Growth of 50% in advertising revenues, amounting to EUR 12 million in 2002.

Operating costs amounted to EUR 351.4 million, a 25% increase when compared with 2001. The main components of operating costs can be broken down as follows:

- Wages and salaries totalled EUR 28.2 million, a 2% decrease when compared with 2001. This was mostly due to the reduction in the number of employees in connection with the corporate restructuring measures implemented during the second half of 2002. This reduction in staff offset the increase in the average monthly cost per person, resulting from the need to hire more qualified personnel, as a result of the development of new business operations (Internet and IDTV);
- Telecommunication costs reached EUR 24.5 million, a 14.6% growth. This was mainly due to the development of the NetCabo service, which resulted in additional costs in terms of optical fibre lease, and payment of international Internet access;
- Programming costs reached EUR 120 million, a 27% increase. This increase was due both, to the increase in the number of clients and premium services, and to the effort to improve the programming content carried out during 2001, whose impact on costs was only felt during 2002.

In the last quarter of 2002, TV Cabo's EBITDA and EBITDA margin maintained the positive trend shown in previous quarters, reflecting the expansion of broadband Internet and advertising. TV Cabo's EBITDA reached EUR 22.5 million in the fourth quarter of 2002, while EBITDA margin stood at more than 22%.

During 2002, TV Cabo's EBITDA was EUR 71.0 million, a 75.0% growth when compared with 2001. EBITDA margin increased 4.9 p.p. and reached 19.5%.

In 2002 TV Cabo's Net Income amounted to EUR 5.1 million, and, for the first time in its history, this subsidiary reached the break-even point in terms of Net Income.

3.5. Lusomundo

In October 2001, Lusomundo, Impresa and Cofina signed an agreement to integrate the distribution activities of Deltapress (79.5% owned by Lusomundo and 20.5% owned by Cofina) and VASP (50% indirectly owned by Impresa and 50% owned by Cofina). The execution of this agreement was subject to obtaining a decision of non-opposition from the Industry, Commerce and Services Secretary of State.

On June 20, 2002, according to the terms of the agreement, Lusomundo sold VASP its 79.5% stake in Deltapress and subscribed to a capital increase in VASP, as a result of which it now holds a third of VASP's share capital. Deltapress was excluded from Lusomundo's full consolidation in 2002, but its net income during the first half of 2002 was consolidated by the equity method of accountingPT Multimedia has consolidated its indirect ownership of 33.33% of VASP by the equity method of accounting since July, 2002.

In order to supply a more accurate analysis, comparisons between Lusomundo's results for 2002 and 2001 are based on a pro-forma Income Statement for 2001 that excludes Deltapress from Lusomundo's consolidation.

REVENUES BREAKDOWN (thousands of Euros)	PF 2001	2002	% Chg. 2002/2001
Audiovisuals			
Theatrical Exhibition	41.041	41.259	0,5%
Film Distribution	7.469	6.001	-19,7%
Exhibition Rights	2.094	2.742	30,9%
Video	30.221	31.518	4,3%
Videogames	27.320	35.672	30,6%
Other	1.728	1.890	9,4%
Total	**109.873**	**119.082**	**8,4%**
Media			
Advertising	87.784	74.888	-14,7%
Copies Sold	33.709	37.308	10,7%
Complementary Products	8.416	14.336	70,3%
Editorial Notícias	8.795	7.927	-9,9%
Other	307	1.225	299,0%
Total	**139.011**	**135.684**	**-2,4%**
Services (excl. intra-group transactions)			
Press and Magazines Distribution	279	336	20,4%
Newspapers Printing	1.713	1.831	6,9%
Video and Videogames Distribution	196	153	-21,9%
Other	166	372	124,1%
	2.354	**2.692**	**14,4%**
Consolidation Adjustments	(1.058)	(1.930)	-82,5%
Consolidated Operating Revenues	**250.181**	**255.528**	**2,1%**

During 2002, Lusomundo's revenues reached EUR 255.5 million, a 2.1% growth when compared with last year (excluding Deltapress from the consolidation). The level of increase in Lusomundo's revenues was once again restrained by the decrease in advertising spend, but favourably influenced by the audiovisuals division, namely by the performance of the videogames' segment.

In 2002, audiovisuals revenues amounted to EUR 119.1 million, which compares with EUR 109.9 million in 2001. Regarding the revenues of the audiovisual business segment, we would like to highlight the following:

- Growth was mostly sustained by the videogames division, which, in spite of the increase in terms of competition, posted a 30.6% growth in terms of revenues, which were more than EUR 35 million. During 2002, 108 thousand Playstation2 units were sold.
- During 2002, cinema exhibition revenues were 0.5% higher than those in 2001. However, if we exclude the effect of the opening of the new Almada multiplex, revenues were 1.5% lower than in 2001. This resulted from the fact that the films released during 2002 were less popular than those launched in 2001. In addition, the negative effect of the unfavourable economic environment on consumption started to impact cinema attendance, mostly during the last quarter of 2002, as was seen in other Southern European markets;
- Film distribution revenues decreased by 19.7% when compared with 2001. This was primarily due to the fact that in 2001, the Majors represented by Lusomundo distributed only four of the top ten blockbusters, whereas in 2001 they had distributed nine;
- In 2002, video revenues posted strong growth. Video revenues grew by 4.3% although Lusomundo lost the representation of the Warner Catalogue, which had represented around 26% of sales in 2001. Therefore, if we exclude this Major's catalogue from 2001 revenues, growth in the video business segment reached 36.9%, reflecting the dynamism of the DVD format.

LUSOMUNDO (thousands of Euros)	Audiovisuais		Media		Serviços		Adjustments and Holding		TOTAL		
	2001	2002	2001	2002	2001	2002	2001	2002	2001 PF	2002	% Chg.
Operating Revenues	**109.873**	**119.082**	**139.011**	**135.684**	**8.919**	**.10.907**	**(7.622)**	**(10.144)**	**250.181**	**255.528**	**2,1%**
Operating Costs	**102.423**	**113.794**	**133.472**	**139.174**	**9.669**	**9.702**	**(7.058)**	**(4.729)**	**238.506**	**257.941**	**8,1%**
Cost of Sales	33.243	46.016	33.348	31.146	1.551	1.392	(121)	(1.462)	68.021	77.092	13,3%
Third Party Services	53.360	58.611	54.432	57.706	3.154	3.249	(8.021)	(6.621)	102.925	112.945	9,7%
Wages and Salaries	8.632	8.672	40.438	41.291	2.702	(1.442)	957	6.361	52.729	54.882	4,1%
Depreciation and Amortization	6.577	7.221	4.401	4.216	2.393	2.351	(667)	(409)	12.704	13.378	5,3%
Provisions	370	(1.285)	2.075	5.333	-	(46)	-	331	2.445	4.333	77,2%
Taxes Other Than Income Taxes	339	106	167	(104)	34	(17)	128	1.243	668	1.228	83,8%
Other Operating Costs	(98)	(5.547)	(1.389)	(892)	(165)	(163)	666	685	(986)	(5.917)	-500,1%
Operating Income/(Loss)	**7.450**	**5.288**	**5.539**	**(3.490)**	**(750)**	**1.205**	**(564)**	**(5.415)**	**11.675**	**(2.412)**	**s.s.**
Amortization of Goodwill	-	-	2.061	2.096	11	-	-	435	2.072	2.531	22,2%
Net Financial Results	(634)	(2.933)	(3.815)	(2.327)	(1.665)	(1.349)	(3.051)	(2.886)	(9.165)	(9.495)	-3,6%
Work Force Reduction Program Costs	-	-	-	(15.251)	-	-	-	-	-	(15.251)	s.s.
Net Extraordinary Results	(7.959)	(1.216)	(2.610)	(353)	(468)	1.681	(96)	513	(11.133)	625	s.s.
Income/(Loss) Before Income Tax	**(1.144)**	**1.139**	**(2.947)**	**(23.517)**	**(2.894)**	**1.537**	**(3.711)**	**(8.223)**	**(10.695)**	**(29.064)**	**-171,8%**
Income Tax	915	65	1.730	(5.515)	(561)	(392)	(1.720)	(2.290)	364	(8.132)	s.s.
Net Income/(Loss) Before Minority Interests	**(2.059)**	**1.074**	**(4.676)**	**(18.002)**	**(2.333)**	**1.929**	**(1.991)**	**(5.933)**	**(11.058)**	**(20.932)**	**-89,3%**
Net Income/(Loss)	**(2.328)**	**1.092**	**(3.715)**	**(17.787)**	**(2.346)**	**1.455**	**(1.988)**	**(1.442)**	**(10.377)**	**(16.682)**	**-60,8%**
EBITDA	14.027	12.509	9.940	726	1.642	3.555	(1.230)	(5.824)	24.379	10.966	-55,0%
EBITDA Margin	12,8%	10,5%	7,2%	0,5%	18,4%	32,6%	n.m.	n.m.	9,7%	4,3%	-5,4 p.p.

In 2002, Lusomundo's EBITDA amounted to EUR 11.0 million, a 55.0% decrease when compared with 2001 (excluding Deltapress from the consolidation). EBITDA margin stood at 4.3%, 5.4 p.p. lower than the EBITDA margin in 2001.

The decrease in terms of Lusomundo's EBITDA (EUR 13.4 million less than in 2001) was mostly due to the decrease of the operating profitability of the media and audiovisual business segments, as well as the unfavourable economic environment, which has affected not only Lusomundo's advertising revenues, but also public attendance in the Lusomundo Group's movie theatres in Portugal. In addition, the film exhibition business segment faced a more competitive environment resulting from the entry into the market of new operators and the price policies and aggressive promotional campaigns implemented by some of the competitors.

The audiovisual business segment EBITDA showed a 10.8% decrease, reaching EUR 12.5 million. EBITDA margin in this segment now stands at 10.5%. In this segment, the contribution of the increase in the video and videogames business segments was not enough to offset the combined effect of the decrease in the number of tickets sold and the costs associated with the opening of new screens, which negatively influenced the performance of the cinema exhibition sector.

The increase in the cover price of most newspapers and the decrease in paper costs were not enough to offset the EUR 12.9 million drop in advertising revenues, which led to a reduction in the EBITDA for the media business segment from EUR 9.9 million in 2001 to EUR 0.7 million in 2002. During 2002, some measures were taken to reduce this business segment's operating costs, which we expect to see reflected in 2003 results.

In 2002, Lusomundo experienced a Net Loss in the amount of EUR 16.7 million. This was mainly due to negative consolidated financial results in the amount of EUR 12.0 million and to costs related to the restructuring of the media business segment, which totalled around 15.2 million.

Note

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

Attachments

Table I — Consolidated Statements of Income for the years ended December 31, 2001, and December 31, 2002;

Table II — Pro-forma Consolidated Statement of Income for the years ended December 31, 2001, and December 31, 2002, excluding PTM.com and Deltapress from the consolidation;

Table III — Consolidated Balance Sheets as at December 31, 2001, and December 31, 2002.

TABLE I

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2002

PT-MULTIMÉDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A. AND SUBSIDIARIES

(Amounts in thousands of Euro)

	2001	2002
Operating Revenues:	**625.940**	**676.412**
Services rendered	461.226	528.484
Sales of merchandise and products	164.714	147.928
Operating Costs and Expenses:	**652.268**	**681.951**
Wages and salaries	104.305	96.026
Pensions and other benefits	1.569	1.499
Costs of telecommunications	44.538	52.471
Depreciation and amortization	68.844	81.488
Subsidies	-	(604)
Programming costs	84.912	106.176
Maintenance and repairs	11.534	16.388
Own work capitalized	(6.319)	(2.068)
Costs of products sold	111.783	92.295
Marketing and publicity	39.361	32.589
Other general and administrative	182.997	201.323
Provision for doubtful receivables, inventories and other	10.467	14.239
Other net operating income	(4.575)	(13.021)
Taxes other than income taxes	2.852	3.150
Operating Income /(Loss)	**(26.328)**	**(5.539)**
Other Income (expenses):	**(69.113)**	**(135.583)**
Interest expenses	(36.726)	(24.582)
Other financial expenses	(3.559)	(23.346)
Interest income	8.053	9.641
Other financial income	3.869	2.761
Equity in earnings (losses) of investees	(15.855)	(21.591)
Amortization of goodwill	(46.422)	(47.229)
Gains (losses) on disposals of fixed assets	-	(958)
Work force reduction program costs	-	(16.372)
Other non-operating income (losses), net	21.527	(13.907)
Income /(Loss) Before Income Tax	**(95.441)**	**(141.122)**
Provision for income taxes	(2.232)	4.236
Consolidated Net Loss Before Minority Interests	**(97.673)**	**(136.886)**
Losses/(Income) applicable to minority interests	6.494	2.432
Consolidated Net Income /(Loss)	**(91.179)**	**(134.454)**
EBITDA	**42.516**	**75.949**
EBITDA Margin	**6,8%**	**11,2%**

TABLE II

PRO-FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2002, EXCLUDING PTM.COM AND DELTAPRESS FROM THE CONSOLIDATION

PT-MULTIMEDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A. AND SUBSIDIARIES

(Amounts in thousands of Euro)

	Pro-Forma 2001	Pro-Forma 2002
Operating Revenues:	**530.423**	**622.758**
Services rendered	407.215	476.634
Sales of merchandise and products	123.208	146.124
Operating Costs and Expenses:	**531.075**	**616.755**
Wages and salaries	83.386	85.699
Pensions and other benefits	1.569	1.499
Costs of telecommunications	23.131	25.189
Depreciation and amortization	57.095	73.091
Subsidies	-	(596)
Programming costs	84.912	106.176
Maintenance and repairs	9.419	13.350
Own work capitalized	(5.985)	(2.068)
Costs of products sold	81.014	90.912
Marketing and publicity	32.380	27.765
Other general and administrative	163.536	190.817
Provision for doubtful receivables, inventories and other	8.998	13.336
Other net operating income	(10.924)	(11.404)
Taxes other than income taxes	2.543	2.991
Operating Income /(Loss)	**(652)**	**6.003**
Other Income (expenses):	**(91.268)**	**(147.125)**
Interest expenses	(36.217)	(23.926)
Other financial expenses	(3.067)	(3.219)
Interest income	9.026	7.932
Other financial income	3.622	2.517
Equity in earnings (losses) of investees	(19.362)	(81.398)
Amortization of goodwill	(32.370)	(38.766)
Gains (losses) on disposals of fixed assets	-	(935)
Work force reduction program costs	-	(16.372)
Other non-operating income (losses), net	(12.901)	7.041
Income /(Loss) Before Income Tax	**(91.920)**	**(141.122)**
Provision for income taxes	(2.642)	4.236
Consolidated Net Loss Before Minority Interests	**(94.562)**	**(136.886)**
Losses/(Income) applicable to minority interests	3.384	2.432
Consolidated Net Income /(Loss)	**(91.179)**	**(134.453)**
EBITDA	**56.443**	**79.094**
EBITDA Margin	**10,6%**	**12,7%**

Multimedia

TABLE III

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2002

PT-MULTIMÉDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A. AND SUBSIDIARIES

(Amounts in Euro)

	December, 31 2001	December, 31 2002
Current Assets:		
Cash and cash equivalents	33.238	20.167
Accounts receivable-trade, net	126.993	118.976
Accounts receivable-other, net	69.349	56.461
Inventories, net	26.182	18.035
Prepaid expenses and other current assets	11.520	17.440
Deferred taxes	18.533	27.474
Total current assets	285.815	258.553
Investments, net	507.028	43.159
Fixed Assets, net	330.208	312.580
Intangible Assets, net	52.846	37.959
Goodwill, net	824.055	217.141
Total assets	1.999.952	869.392
Current Liabilities:		
Short term debt and current portion of medium and long-term debt	57.432	28.687
Accounts payable-trade	139.835	136.130
Accounts payable-other	107.674	50.454
Accrued expenses	43.088	41.223
Taxes payable	17.469	14.890
Deferred income	7.382	8.231
Deferred taxes	3.815	6.172
Total current liabilities	376.695	285.789
Medium and Long-Term Debt		
Medium and long term debt	40.025	62.007
Shareholders	677.776	67.257
	717.801	129.265
Other Non-Current Liabilities	74.058	77.194
Total liabilities	1.168.554	492.247
Minority Interests	21.517	16.628
Shareholders' equity:		
Share capital	78.448	78.448
Reserves	1.103.724	743.444
Retained earnings	(281.112)	(326.922)
Net profit for the year	(91.179)	(134.453)
Total equity	809.881	360.517
Total liabilities and shareholders' equity	1.999.952	869.392